Sotherly Hotels LP

Sotherly Hotels Inc.

306 South Henry Street, Suite 100

Williamsburg, Virginia 23185

Telephone: (757) 229-5648

October 5, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sotherly Hotels LP

Sotherly Hotels Inc

Registration Statement on Form S-11

File No. 333-258195 and

File No. 333-258195-01

Dear Sir or Madam:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Act”), Sotherly Hotels Inc., a Maryland corporation (the “Company”), and Sotherly Hotels LP, a Delaware limited partnership (the “Partnership”), hereby respectfully request that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Partnership’s and the Company’s jointly-filed Registration Statement on Form S-11 (File Nos. 333-258195 and 333-258195-01), as originally filed with the Commission on July 27, 2021 and most recently amended on September 20, 2021, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed offering of senior unsecured notes of the Partnership, guaranteed by the Company (the “Notes”). The Partnership and the Company have determined not to proceed at this time with the registration and sale of the Notes as contemplated by the Registration Statement due to market conditions. Based upon the foregoing, the Partnership and the Company believe the withdrawal to be consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 of the Act. The Partnership and the Company confirm that the Registration Statement has not been declared effective and no securities were issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Partnership and the Company further request that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate it if you would please send a copy of the written order granting withdrawal of the Registration Statement to us at: 306 South Henry Street, Suite 100, Williamsburg, Virginia 23185, Attention: Robert E. Kirkland IV. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after the application is filed, the Commission notifies us that the application for withdrawal will not be granted.

Securities and Exchange Commission

October 5, 2021

Page - 2

If you have any questions regarding the foregoing application for withdrawal, please contact either Nathaniel Douglas of Baker & McKenzie LLP at (202) 835 4277 or Thomas Egan of Baker & McKenzie LLP at (202) 452-7050.

Very truly yours,

SOTHERLY HOTELS LP,

by its General Partner,
SOTHERLY HOTELS INC.

By:	/s/ David R. Folsom
Name:	David R. Folsom
Its:	President and Chief Executive Officer

SOTHERLY HOTELS INC.

By:	/s/ David R. Folsom
Name:	David R. Folsom
Its:	President and Chief Executive Officer

cc:	Thomas J. Egan, Esq., Baker & McKenzie LLP

Nathaniel A. Douglas, Esq., Baker & McKenzie LLP